Carlos Ramirez +1 858 550 6157 cramirez@cooley.com	By EDGAR

November 22, 2024

Julie Sherman

Jeanne Baker

Juan Grana

Lauren Nguyen

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beta Bionics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 25, 2024

CIK No. 0001674632

Dear Ms. Sherman, Ms. Baker, Mr. Grana and Ms. Nguyen:

On behalf of our client, Beta Bionics, Inc. (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2024 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on October 25, 2024. Concurrently with the submission of this response letter, the Company is submitting an Amendment No. 2 to Draft Registration Statement on Form S-1 (the “DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the DRS Amendment No. 2.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the DRS Amendment No. 2. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 25, 2024

Prospectus Summary, page 1

1.

We note your response to comment 3. Please revise to disclose, as stated in your response to the comment letter dated October 10, 2024, that you continue to analyze your expansion but do not currently have a specific timeline for your expansion plans to disclose. Please also disclose the geographic market(s) where the iLet is currently offered.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4, 6, 9, 102, 103, 134, 137, 138, 141, 142 and 172 of the DRS Amendment No. 2.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

November 22, 2024

Page Two

Clinical and Real-World Data Demonstrate the Safety, Effectiveness and Simplicity of the iLet, page 2

2.

We note your response to comment 6. Please revise to explain how GMI and HbA1c are directly comparable even though they are two different indicators, and discuss any material assumptions and/or risks associated with their comparison.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3 and 137 of the DRS Amendment No. 2.

Commercial Opportunity and Strategy, page 3

3.

We note your response to comment 9. Please revise to further discuss the “historical T1D population growth rate and public and industry data” on which you base your assumption that the T1D total addressable market for insulin pumps in the United States is forecasted to grow at approximately 2% per year. Please also further discuss the “publicly available sales information and industry data” that you cite to substantiate the total addressable markets for existing pump users and potential new pump users, and discuss any assumptions relied upon when forecasting the conversion of persons with T1D from syringes and/or insulin pens to insulin pumps.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4, 143, 151 and 152 of the DRS Amendment No. 2. The Company also respectfully advises the Staff that it has revised its disclosures to include the specific third-party sources providing the basis for its statements to the extent publicly available for use; however, in some cases, the Company does not expressly name the specific third-party sources in accordance with the terms of use of such sources.

Product Development Pipeline and Future Initiatives, page 4

4.

We note your response to comment 12. Please revise to further discuss any material steps, including clinical testing, trials, and/or additional studies, as applicable, required for each of your product candidates prior to any submissions to the FDA. As an example only, we note your disclosure that you “are in the early stages of developing an insulin pump that is designed to adhere directly to the skin and administer insulin without the need for tubing” and that you “expect that the algorithm [to be used in connection with the patch pump] will need to be studied in both T1D and T2D populations in order to seek clearance in both T1D and T2D”.

Please disclose whether the patch pump will require clinical trials prior to the FDA submission, and discuss the studies to be conducted in connection with the associated algorithm.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 5, 6, 138, 142, 171 and 172 of the DRS Amendment No. 2.

The Offering, page 13

5.

We note your disclosure here and throughout the prospectus regarding your directed share program. Please revise your prospectus to clarify, where appropriate, the risks associated with certain participants of the directed share program not being subject to a 180-day lock-up restriction. In addition, please expand your disclosure to address the process that prospective participants will

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

November 22, 2024

Page Three

follow to participate in the program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 79 and 244 of the DRS Amendment No. 2.

Risk Factors

We are subject to a post-market surveillance order issued by the FDA for our iLet. If the FDA determines that our iLet does not perform..., page 35

6.

We note your response to comment 17. Please revise your summary to discuss the post-market surveillance order. Please also clarify whether the FDA expressed concern with the limited effectiveness data for design features specific to the iLet.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 36 of the DRS Amendment No. 2.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules..., page 60

7.

We note your disclosure that “[u]se of AI/ML in connection with [y]our confidential, proprietary, or otherwise sensitive information, including personal data or software source code, may result in leaks, disclosure, or otherwise unauthorized or unintended access to such information, including if such information is used to further refine and train the underlying AI/ML models” and that “AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct...[which] may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called “hallucination”).” Please revise your regulatory disclosures to discuss how you train your AI/ML models, including the processes you rely on to safeguard sensitive information, and how you account for potential AI/ML “hallucinations” which may produce inaccurate results.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 63 and 64 of the DRS Amendment No. 2.

Use of Proceeds, page 93

8.

We note the disclosure elsewhere in your filing that you are developing certain other products such as the patch pump in T1D and T2D and a first-of-its-kind bihormonal configuration of the iLet. When available, please revise this section to disclose your estimated uses of proceeds from this offering.

Response: The Company acknowledges the Staff’s comment and undertakes that, once its estimated uses of proceeds from this offering is available, it will revise the disclosure included in the Use of Proceeds section.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

November 22, 2024

Page Four

Business

Our Solution: The iLet Bionic Pancreas, page 137

9.	We note your response to comment 26. Please revise to address the following points:

•	Please briefly explain how the basal-rate functions and how the basal-rate profile is compiled using CGM data.

•	Please define insulin pharmacokinetics and discuss how the mathematical formulation “for estimating current concentration of insulin in the blood and predicting future concentrations” was developed.

•

We note your disclosure that “[y]our adaptive meal dose insulin algorithm predicts the amount of insulin that is needed for the announced meal type and relative size based on the amount of insulin required for previously announced meals of that type and relative size, and any additional insulin needed is provided by the corrections algorithm based on CGM data.” Please briefly explain how the system operates when a meal is outside historical parameters.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 148 and 149 of the DRS Amendment No. 2.

10.	Please revise to clarify whether the iLet is compatible with third-party infusion sets or insulin cartridges.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 7 and 147 of the DRS Amendment No. 2.

The iLet Bionic Pancreas Pivotal Trial (BPPT) testing the iLet in adults and children with T1D, page 147

11.

We note your response to comment 27. Please revise to quantify the number of events due to infusion set failure in the iLet-A/L group and the number of other device-related issues. Please also further discuss the episodes of hyperglycemia with or without ketosis reported in the iLet-A/L group relating to the trial device.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 161 and 162 of the DRS Amendment No. 2.

Management

Family Relationships and Other Arrangements, page 192

12.

We note your disclosure that certain directors were designated pursuant to the amended and restated voting agreement. Please revise to disclose the material terms of the amended and restated voting agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s Amended and Restated Voting Agreement, dated November 8, 2024, by and among the Company, each Investor and each Key Holder (each as defined therein) (the “Voting Agreement”), will terminate in its entirety upon the closing of the Company’s initial public offering and, as a result, the Company’s directors will no longer be designated pursuant to the Voting Agreement. For these reasons, the Company has determined that the Voting Agreement is not a material contract and does not meet the criteria that would require the Company to file the Voting Agreement under Item 601(b)(10) of Regulation S-K.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

November 22, 2024

Page Five

Financial Statements

Note 3 - Revenue recognition, page F-13

13.

Your response to prior comment 33 does not address our request to disaggregate revenues for the iLet product and single use products. Please advise. In addition to the guidance in ASC 606, please also address the guidance in ASC 280-10-50-40. Please note that once you update your financial statements, your Management’s Discussion and Analysis should separately address revenues for the iLet product and single use products to the extent those revenues have differing growth rates and/or contributions to your gross margins. Refer to Item 303(a)(3) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment. Based on the guidance set forth in ASC 606-10-50-5 and ASC 606-10-55-89, the Company has concluded that it is appropriate to disaggregate revenues by sales channel, both of which currently operate exclusively in the United States. The Company believes disaggregation of revenue by sales channel best reflects the economic factors that influence the nature, amount, timing, and uncertainty of revenue and cash flows. In addition, the Company considered that the objective of ASC 606-10-50-5 may be achieved with more than one type of category, including a disaggregation of the iLet from single-use products, and has concluded this disaggregation could be beneficial to users of the financial statements.

The Company reached this conclusion by considering the economic factors in ASC 606-10-55-91 as follows:

•

Type of good or service: The Company currently offers one commercialized device, the iLet, which requires the use of separately purchased single-use products. These products are distributed through distributors and pharmacies and are reimbursed via traditional durable medical equipment (DME) and pharmacy benefit plans (PBP), each with distinct reimbursement structures. While the iLet and the single-use product are interdependent, the cash flows related to the amount, timing, and uncertainty of these products differs.

The Company considered the guidance in ASC 280-10-50-40, and noted that although the iLet and the single-use products are similar from the standpoint that they are interdependent, share the same customers base, have consistent distribution methods, and serve the same purpose, the cash flows associated with these similar products differ in terms of the amount, timing, and uncertainty, as per ASC 606-10-50-5. From the end-user’s perspective, the iLet is a one-time purchase, while the single-use products are purchased throughout the iLet’s lifespan via the DME and PBP channels. Due to the differing reimbursement structures of the DME and PBP, the timing, amount, and margin, for the iLet and single-use products vary. Additionally, there is uncertainty on the end-user’s continued use of the iLet, which affects the ongoing purchase of the single-use products over this four-year warranty period.

The disaggregation of revenue by product, iLet and single-use products has been revised in the notes to the financial statements on page F-18 of the DRS Amendment No. 2.

•	Geographical region: The Company currently only operates in the United States.

•	Market or type of customer: The Company’s customers are distributors and pharmacies, which purchase the product for a similar customer base, people with diabetes.

•	Type of contract: The Company’s contracts with these customers represent the same performance obligations under both reimbursement channels.

•	Contract duration: The Company’s contracts with these customers are based on purchase orders and delivered at a point in time.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

November 22, 2024

Page Six

•

Timing of transfer of goods or services: The Company recognizes all product revenue at a specific point in time, with a portion deferred for unspecified software updates and access to the mobile app. The deferred revenue is recognized ratably over a four-year period and constitutes only 0.00% and 0.06% of total net sales for the years ending December 31, 2022, and 2023, respectively, and 0.50% and 0.01% of total net sales for the nine months ended September 30, 2023 and 2024, respectively, amounts that the Company does not consider material. Additionally, the Company has disclosed the revenue to be recognized from deferred revenue for each subsequent year separately in Note 3 to the financial statements, on page F-18 of the DRS Amendment No. 2, to inform users about the significance of this revenue in future periods. Accordingly, since the recognition over time is not material, the Company did not consider this a relevant factor for best reflecting economic factors associated with uncertainty of revenue and cash flows.

•

Sales channels: The Company’s products are sold through a DME reimbursement channel and/or PBP reimbursement channel, which entail different payment outlays for products sold, and therefore, impact the Company’s financial results differently. Accordingly, the Company has considered these two reimbursement channels to best reflect the economic factors associated with the uncertainty of revenue and cash flows.

The Company further considered the guidance in ASC 606-10-55-90 in evaluating how its revenue is presented for other purposes, such as investor presentations, and the Company’s chief operating decision maker (CODM). Discrete information is available to the CODM related to the reimbursement channels and single-use products. However, the Company does so because these reimbursements are included in the Company’s strategic areas of focus in pursuing a multi-channel coverage reimbursement strategy, which is further detailed in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the DRS Amendment No. 2. Similarly, the Company considered the Company’s investor presentations, and such financial information is not available at the reimbursement channel level or at the product offering level, as the Company’s focus is the expansion of the iLet within both channels.

The Company further evaluated the guidance in Regulation S-K, Item 303(b)(2), and has revised its discussion in Management’s Discussion and Analysis to consider the increase in revenue attributable to the iLet and single-use products. Refer to pages 104, 109, 111, 112 and 125 of the DRS Amendment No. 2 for discussion of increase in net revenue in December 31, 2023, and September 30, 2024, respectively. In addition, the Company respectfully advises the Staff that the Company currently does not reliably track gross profit and gross margin for its product mix.

General

14.

We note your response to prior comment 34. Please revise to clarify that the only models that are currently compatible with your iLet are DexCom’s G6 and G7 devices and Abbott’s FreeStyle Libre 3 Plus CGM sensor.

Response: In response to the Staff’s comment, the Company has revised the gatefold graphic as requested in the DRS Amendment No. 2.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

November 22, 2024

Page Seven

15.

We note your response to comment 35. Please revise your disclosure to provide the basis for each of the below statements, including specific studies or sources. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise to state the basis for your belief.

•

Page 2: “Currently, based on public and industry data, we believe that approximately one-third of people with T1D in the United States utilize insulin pumps or hybrid closed-loop systems to receive their daily insulin, while the majority receive their daily insulin via MDI therapy, which is less complex, but often less effective and has been shown to be associated with higher HbA1c levels.”

•	Page 6: “Among the T2D population, approximately 1.8 million require intensive insulin therapy, but fewer than 10% have adopted pump technology to date, based on public and industry data.”

•	Page 134: “Based on data from long-term population studies, diabetes is estimated to shorten overall life expectancy by 7-10 years on average.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 2, 6, 103, 134, 138, 139, 142, 143 and 172 of the DRS Amendment No. 2. The Company also respectfully advises the Staff that it has revised its disclosures to include the specific third-party sources providing the basis for its statements to the extent publicly available for use; however, in some cases, the Company does not expressly name the specific third-party sources in accordance with the terms of use of such sources.

*   *   *

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter

Sincerely,

/s/ Carlos Ramirez
Carlos Ramirez

cc:	Sean Saint, Chief Executive Officer, Beta Bionics, Inc.

Stephen Feider, Chief Financial Officer, Beta Bionics, Inc.

Charles S. Kim, Cooley LLP

Mark Weeks, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com